Exhibit 99.2

- SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Election of Directors FOR WITHHOLD a) Arun Menawat b) Brian Ellacott c) Steve Forte d) Kenneth Galbraith e) Jean - François Pariseau f) Linda Maxwell g) Arthur Rosenthal 2. Appointment of Auditor FOR WITHHOLD Appointment of PricewaterhouseCoopers LLP as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. 3. Approval of Long Term Incentive Plan FOR AGAINST The approval of an ordinary resolution, the full text of which is set forth in the Information Circular, to approve the Corpo rat ion’s long term incentive plan. PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY) This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Profound Medical Corp. (the “Corporation”) FORM OF PROXY (“PROXY”) Annual and Special Meeting May 20, 2020 at 10:00 a.m. EST 2400 Skymark Avenue, Unit 6 Mississauga, Ontario L4W 5K5 (the “Meeting”) RECORD DATE: April 13, 2020 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: May 15, 2020 at 10:00 a.m. EST VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416 - 595 - 9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Arun Menawat, Chief Executive Officer of the Corporation, whom failing Aaron Davidson, Chief Financial Officer and SVP of Corporate Development of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below .

Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com . I am currently a security holder of the Corporation and as such request the following:  Annual Financial Statements with MD&A  Interim Financial Statements with MD&A If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions . If the cut - off time has passed, please fax this side to 416 - 595 - 9593 Profound Medical Corp. 2020 www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION . 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING . 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse . If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose . 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof . 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof . Such right may be exercised by inserting in the space labeled “ Please print appointee name ”, the name of the person to be appointed, who need not be a security holder of the Corporation . 6. To be valid, this proxy must be signed . Please date the proxy . If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation . 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies , noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting . Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy . 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy . 9. Guidelines for proper execution of the proxy are available at www . stac . ca . Please refer to the Proxy Protocol . Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions . To register, please visit www.tsxtrust.com/investorinsite Click on, “ Register Online Now ” and complete the registration form. Call us toll free at 1 - 866 - 600 - 5869 with any questions. 042320_ v 1